UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                 MARCH 18, 2005

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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RESULT OF AGM

TDC ANNUAL GENERAL MEETING - RESOLUTIONS

Today the Annual General Meeting of TDC approved the Company's 2004 Annual Report. In addition, the AGM adopted the proposal put forward by the Board of Directors regarding the appropriation of profit. A dividend of DKK 12.50 will be paid per share of a nominal value of DKK 5.

A resolution to discharge the Board of Directors and Executive Committee was adopted.

In addition the following amendments to the Articles of Association were adopted:

a) The Company's share capital is reduced by cancellation of a part of the Company's holding of own shares, totalling a nominal amount of DKK 90,421,815. The reduction amount has been paid to a shareholder by way of the Company's purchase of those shares that will be cancelled. In total, the Company has paid DKK 3,408,902,425.50 for the shares, so that in addition to the nominal reduction amount, a total amount of DKK 3,318,480,610.50 has been paid to the shareholder. After the reduction, the share capital will amount to DKK 991,875,885. The implementation of the reduction of the share capital is subject to the expiration of a 3 month advertisement period in which no creditors have proven their claims.

b) The lifting of the provision according to which no shareholder shall be entitled to own and/or control shares corresponding to more than 9.5 percent of the authorized share capital of the Company, unless the Board of Directors consents. In relation hereto a number of amendments to the Articles of Association were adopted.

c)    In future one state-authorized auditor is elected.

d) In future the Chairman of the General Meeting is to be elected by the Board of Directors.

The following members of the Board of Directors were re-elected: Thorleif Krarup, Niels Heering, Kurt Anker Nielsen, Christine Bosse, Preben Damgaard, and Per-Arne Sandstr{o"}m.

The members of the Board elected by the employees remain Jan Bardino, Leif Hartmann, Steen Jacobsen and Bo Magnussen.

Pricewater-houseCoopers was re-elected as state-authorized public accountants to TDC A/S.

The AGM approved an authorization to the Board of Directors - until the next Annual General Meeting - to let the company acquire own shares at a nominal value of up to 10 percent of the share capital in accordance with section 48 of the Danish Companies Act.

For further information please contact TDC Investor Relations on tel. +45 33 43 76 80.


TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

     MARCH 18, 2005                                /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations